Wangsgard
                                & Associates, LLC
                                Attorneys at Law
P.O. Box 982194-2194
Park City, UT 84098
Phone/Fax (435) 647-3063
Phone (801) 222-0883
Fax (801) 222-9414

August 2, 1999

The Board of Directors
Insider Travel Deals.Com, Inc.
5252 Edgewood Drive
Provo, UT 84604

Re:  Insider Travel Deals.Com, Inc.

Gentlemen:

We have been retained by Insider Travel Deals.Com, Inc. (the "Company") in connection with the Registration Statement on Form SB-l filed by the Company with the Securities and Exchange Commission (the "Registration Statement") relating to 2,000,000 shares of Common Stock (the "Common Stock"). You have requested that we render an opinion as to whether the Common Stock to be issued upon the terms set forth in the Registration Statement will be validly issued, fully paid and non-assessable.

In connection with this agreement we have examined the following:

1.       Articles of Incorporation of the Company;

2.       The Bylaws of the Company; and

3.       Unanimous consents of the board of directors.

We have examined such other corporate records and documents and have made such other examinations as we deemed relevant.

Based upon the above examination, we are of the opinion that the Common Stock to be issued pursuant to the Registration Statement, are validly authorized and, when issued in accordance with the terms set forth therein, will be validly issued, fully paid, and non-assessable.

We hereby consent to being named in the Prospectus included in the Registration Statement as having rendered the foregoing opinion and as having represented the Company in connection with the Registration Statement.

Sincerely yours,


/s/ Craig J. Wangsgard
Wangsgard & Associates, LLC

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